 Exhibit 99.1

Press Release

BioPharmX Receives Notice of Delisting from NYSE American But Stock will Remain Trading

CAMPBELL, Calif., March 25, 2020 /PRNewswire/ -- BioPharmX Corporation (NYSE American: BPMX) (the “Company”), a specialty pharmaceutical company focused on developing innovative medical dermatology products, received notification on March 24, 2020 from the NYSE American LLC (the “NYSE American” or “Exchange”)  that the NYSE American has determined it will commence proceedings to delist the Company’s stock from its Exchange because the Company did not cure its non-compliance with certain continued listing standards as set forth in Section 1003(a)(i)-(iii) of the NYSE American Company Guide, which requires listed companies to maintain stockholders’ equity of $6.0 million or more if they have reported losses from continued operations and/or net losses in their five most recent fiscal years,  prior to the expiration of the cure period. The Company plans to appeal the delisting notice.

NYSE American will allow the Company's common stock to continue to be listed and traded on NYSE American during the appeal period. Following such appeal, a decision by NYSE American will be made and announced by NYSE Regulation regarding either proceeding with suspension and delisting or continued trading in the Company’s common stock. The delisting does not affect the Company's business operations, its pursuit of the merger announced on January 28, 2020 or its Securities and Exchange Commission reporting requirements.

On January 28, 2020, the Company and Timber Pharmaceuticals LLC announced they had entered into a definitive merger agreement. A special meeting of the Company’s stockholders will be held on April 30, 2020 to seek stockholder approval for the merger. Prior to the consummation of the merger, BioPharmX intends to file an initial listing application with the NYSE American for the combined company and expects that the combined company will be in compliance with applicable rules and regulations of the NYSE American at the time the merger becomes effective.

About BioPharmX® Corporation
BioPharmX Corporation (NYSE American: BPMX) is a specialty pharmaceutical company developing prescription products through its proprietary HyantX™ Topical Delivery System for dermatology indications. To learn more about BioPharmX, visit www.BioPharmX.com.

Forward-Looking Statement
The information in this press release contains forward-looking statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. This press release contains forward-looking statements about the Company's expectations, plans, intentions, and strategies. Additional risks are set forth in our filings with the Securities and Exchange Commission, including those described in the Company's Annual Report on Form 10-K for the most recent fiscal year. The forward-looking statements included in this news release are made only as of the date hereof, and the Company undertakes no obligation to publicly update such statements. BioPharmX is a registered trademark of BioPharmX, Inc.

For further information: Investor and Media Contact, investors@biopharmx.com